March 6, 2014

Maryse Mills-Apenteng

Special Counsel

Barbara C. Jacobs

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

UpperSolution.com

Amendment No. 2 to Registration Statement on Form S-1

Filed January 30, 2014

File No. 333-190658

Dear Ms. Mills-Apenteng,

The following is the company’s response to your comment letter dated Feb. 20, 2014.

General

1.	We refer to your response to comment one of our letter dated December 26, 2013. We were unable to locate on EDGAR a marked copy of your amended filing. Please ensure that you file a marked copy of your next amendment that conforms to the provisions of Rule 310 of Regulation S-T.

Marked copy filed.

Prospectus Cover Page

2.	We note your response to prior comment one and your inconsistent disclosures on the cover page and in the Plan of Distribution section, which now indicate that your offering is both a best efforts and all-or-nothing offering. In one instance you state that “there is no minimum amount of common stock that must be sold” and that “the proceeds from the offering…will be immediately available for use by the company.” However, you also state that this is an “all or none offering” and the funds raised “will not be available for use until the full offering is sold.” Moreover, you state in the first paragraph of the cover page both that proceeds will not be placed in escrow and that the funds will be placed in a separate account. Please revise to clarify the nature of your offering and to eliminate redundant and contradictory disclosures.

Revised to consistently refer to a best efforts offering.

3.	Disclose on the cover page the fixed price at which the securities will be sold.

Disclosure added on cover page that the securities will be sold at a fixed price of $0.02.

Risk Factors, Page 5

4.	We note your response to prior comment 7. It does not appear that the new risk factor has been included in the prospectus. Please revise.

Risk factor added that until the company files an 8A it will not be a fully reporting company.

Plan of Distribution, page 41

5. We note the disclosure in this section that the shares being offered will be sold only in Israel and only to qualified purchasers. Please confirm, if true, that it is your intention to limit sales under this registration statement to qualified purchasers in Israel.

Confirmed that sales under this registration statement will be limited to qualified purchasers in Isreal.

Sincerely,

Yousef Dasuka

Chief Executive Officer

UpperSolution.com